Exhibit 99.5

2 December, 2002

Cable and Wireless plc – Notification of Major Interests in Shares

Cable and Wireless plc advises that on 29 November 2002 it received information pursuant to Section 198 of the Companies Act 1985 ("the Act") showing the following changes in interest in the Company's Ordinary Shares of 25 pence each as at that date which are disclosable under sections 198 to 208 of the Act: –

Name of Shareholder	No. of Ordinary Shares Now Held	% Holding of issued Ordinary Shares
Franklin Resources, Inc	139,718,737	5.8653%